EXHIBIT A

                              QUESTIONS AND ANSWERS

This Information Statement is first being sent to stockholders on or about January ___, 2005. The following questions and answers are intended to respond to frequently asked questions concerning the reincorporation and associated restructuring in Delaware. These questions do not, and are not intended to, address all the questions that may be important to you. You should carefully read the entire Information Statement, as well as its appendices and the documents incorporated by reference in this Information Statement.


Q: WHY DOES THE COMPANY, FOLLOWING ITS NEW YORK MERGER, WANT TO CHANGE ITS STATE OF INCORPORATION FROM NEW YORK TO DELAWARE? A: The Company and the Board of Directors believe that reincorporation in Delaware would be in the best interests of the Company and its shareholders for a number of reasons, including the following:
     1. Reincorporation in Delaware will permit the Company to enjoy an added measure of predictability from the comprehensive, modern and flexible law of the pre-eminent state in the field of corporate governance;
     2 Reincorporation will permit the Company to update its organizational documents to reflect intervening changes in the law relating to how corporations can be governed; and
     3. Reincorporation in Delaware will better permit the Company to attract and retain high-quality, independent outside directors, many of whom may well have served as directors of Delaware corporations and may prefer uniformity in the law applied to how corporations are to be governed, including their obligations as directors.

Q:  Why is the Company changing its corporate name to YTB International, Inc.?
A: With the amalgamation of the YTB representative marketing network more actively pursuing the franchise travel business, its booking business and its technology-based business through its three respective operating subsidiaries, your management believes the new name better represents the Company's future activities and reflects its greater growth potential.

Q: Why isn't the Company seeking proxies with regard to this Special Meeting of stockholders to ratify the merger, restructuring and reincorporation? A: The Board of Directors has already approved and effected the restructuring and reincorporation plan, having received more than ___% approval from the Brent and Tomer Groups. Under the New York Business Corporation Law ("New York Law") as revised in 1998, our Articles of Incorporation and pertinent securities law standards, this transaction may be approved by a majority of the shares entitled to vote, in this case the outcome being a foregone conclusion and this


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Information Statement being provided as a matter of record.

Q: What were the principal features of the reincorporation?

A: The Reincorporation was accomplished by a merger of REZconnect
Technologies, Inc. ("REZT"), the Mew York Mere corporation, with and into our wholly-owned Delaware subsidiary, YTB International, Inc. The shares of REZconnect Technologies, Inc., trading as REZT, ceased to trade on the over-the-counter bulletin board market January 6, 2005 and, on that date, the shares of the Company began trading in their place as YTBL under a new CUSIP number. Any options and warrants to purchase common stock of the Company will also be exchanged for similar securities issued by the Company without adjustment as to the number of shares issuable or the total exercise price.

Q: How does the Reincorporation affect my ownership of the Company?
A: Not at all. You own the same amount of shares and the same class of the Company, whether or not you exchange the share certificate(s) you currently hold.

Q: How does the Reincorporation affect the owners, officers, directors and employees of the Company?
A: Our officers, directors and employees became the officers, directors and employees of the Company after the January 4, 2005 effective date of the Reincorporation.


Q: How does the Reincorporation affect the business of the Company?
A: The Company is continuing its business at the same locations and with the same, in fact the combined, assets following the New York Merger of YTB and the former REZT and, in turn, the New York Merged REZT ceased to exist on the effective date of the Reincorporation, January 4, 2005 specifically.

Q: How do I exchange certificates of REZT for certificates of the restructured Company?
A: Enclosed with this Information Statement is a letter of transmittal and instructions for surrendering certificates representing our shares. If you are a record stockholder, you should complete the letter of transmittal and send it with certificates representing your shares to the address set forth in the letter. Upon surrender of a certificate for cancellation with a duly executed letter of transmittal, the Company will issue a new certificate representing the number of the Company's whole shares as soon as practical after the effective date of the reincorporation.


Q: What happens if I do not surrender my certificates of the Company?
A: YOU ARE NOT REQUIRED TO SURRENDER CERTIFICATES REPRESENTING SHARES OF THE COMPANY TO RECEIVE SHARES OF THE COMPANY. All shares of the Company outstanding after the effective date of the Reincorporation continue to be valid. Until you receive exchange shares of the Company, you are entitled to receive notice of or vote at shareholder meetings or receive dividends or other distributions on the shares of the Company.

Q: What if I have lost my Company certificates?
A: If you have lost your certificates in the Company, you should contact our transfer agent as soon as possible to have a new certificate issued. You may be required to post a bond or other security to reimburse us for any damages or costs if the certificate is later delivered for con-version. Our transfer agent may be reached at:


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     American Stock Transfer Company
     59 Maiden Lane
     New York, New York 10038
     Telephone: (800)  937-5449
     Facsimile:   (718) 849-1352

Q: Can I require the Company to purchase my stock?

A: No. Under the New York Business Corporation Law, you are not entitled to appraisal and purchase of your stock as a result of the reincorporation.


Q: Who paid the costs of Reincorporation?
A: The Company paid all of the costs of Reincorporation in Delaware, including distributing this Information Statement. We may also pay brokerage firms and other custodians for their reasonable expenses for forwarding information materials to the beneficial owners of our common stock. We do not anticipate contracting for other services in connection with the reincorporation. The Company will pay the costs of the shareholders' exchange of their certificates for new certificates.

Q: Will I have to pay taxes on the new certificates?
A: We believe that the Reincorporation is not a taxable event and that you will be entitled to the same basis in the shares of restructured Company that you had in REZT common stock. OF COURSE, EVERYONE'S TAX SITUATION IS DIFFERENT AND YOU SHOULD CONSULT WITH YOUR PERSONAL TAX ADVISOR REGARDING THE TAX EFFECT OF THE REINCORPORATION.












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